Filed Pursuant to Rule 433
Registration No. 333-158385
February 12, 2010
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009 and
Underlying Supplement No.1 dated January 8, 2010)

HSBC USA Inc.
Barrier Multi-Coupon Securities

▸ Linked to the Russell 2000® Index ("RTY")

▸ 3 year maturity

▸ 100% principal protected at maturity, subject to issuer credit risk

▸ Contingent annual coupons

The Barrier Multi-Coupon Securities (the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The securities will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement related to this free writing prospectus is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document, page S-3 of the accompanying prospectus supplement and page US1-1 of the accompanying underlying supplement no. 1.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security/total	$1,000		

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of between 0.00% and 0.75% per $1,000 Principal Amount of securities in connection with the distribution of the securities, which may consist of a combination of selling concessions of up to 0.75% and referral fees of up to 0.75%. See "Supplemental Plan of Distribution (Conflicts of Interest)" page FWP-10 of this free writing prospectus.

HSBC

HSBC USA Inc.
Barrier Multi-Coupon Securities



Linked to the Russell 2000® Index

The offering of securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of securities linked to the performance of the Russell 2000® Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. with potential annual Coupons linked to the Reference Asset as described below. The following key terms relate to the offerings of securities:

Issuer: HSBC USA Inc.

Issuer Rating: AA- (S&P), A1 (Moody's), AA (Fitch)†

Principal Amount: $1,000 per security

Reference Asset	Ticker	CUSIP/ISIN	Underwriting discounts and commissions per security/total[1]	Proceeds to HSBC USA Inc. per security/total[2]
The Russell 2000® Index	RTY	4042K0Q81		

[1] We or one of our affiliates may pay varying discounts and commissions of between 0.00% and 0.75% per $1,000 Principal Amount of securities in connection with the distribution of the securities, which may consist of a combination of selling concessions of up to 0.75% and referral fees of up to 0.75%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-10 of this free writing prospectus.

[2] The proceeds to us will be determined on the Pricing Date and will depend on the underwriting discounts and commissions and the additional fees we will pay.

Payment at Maturity: For each security, the Principal Amount plus any Coupon due on the Maturity Date.

Coupon: With respect to each Coupon Payment Date, for each $1,000 Principal Amount security, the Coupon will be calculated as $1,000 × the Coupon Rate applicable to such Coupon Payment Date.

Coupon Rate: For any Coupon Payment Date, (1) if a Trigger Event has not occurred for the relevant Observation Period, then the Coupon Rate will be the greater of (a) the Reference Return as of the related Coupon Valuation Date and (b) zero; or (2) if a Trigger Event has occurred for such Observation Period, then the Coupon Rate will be equal to the Rebate Coupon.

Rebate Coupon: 0.75% to 1.00% (The actual Rebate Coupon will be determined on the Pricing Date).

Trigger Event: With respect to any Coupon Payment Date, a Trigger Event occurs if the Official Closing Level has increased, as compared to the Initial Level, by more than the Barrier during the applicable Observation Period.

Observation Periods, Coupon Valuation Dates and Barriers:

Observation Period*		Coupon Valuation Date**	Barrier
From (and including)	To (and excluding)		
2/22/10	2/22/11	2/22/11	15.00%
2/22/11	2/22/12	2/22/12	20.00%
2/22/12	2/20/13	2/20/13	30.00%

* The dates above correspond to originally scheduled Coupon Valuation Dates and may be postponed as described below.

** Subject to the adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement no. 1. In reviewing the accompanying underlying supplement no. 1, all references to "final valuation dates" therein shall refer to each Coupon Valuation Date.

Coupon Payment Dates: 3 business days after the relevant Coupon Valuation Date. The Coupon Payment Dates are expected to be February 25, 2011, February 27, 2012 and February 25, 2013.

Reference Return: For any Coupon Valuation Date, the quotient of (A) the Official Closing Level on the relevant Coupon Valuation Date minus the Initial Level divided by (B) the Initial Level.

Initial Level: The Official Closing Level of the Reference Asset on the Pricing Date.

Official Closing Level: The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "RTY<Index>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Trade Date: February 22, 2010

Pricing Date:	February 22, 2010
Original Issue Date:	February 25, 2010
Maturity Date:	3 business days after the final Coupon Valuation Date, which is expected to be February 25, 2013. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement no. 1.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 1 dated January 8, 2010. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus, page S-3 of the prospectus supplement and page US1-1 of underlying supplement no. 1, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplement no. 1) with the US Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 1 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The underlying supplement no. 1 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410001030/v170879_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

Payment at Maturity

On the Maturity Date, for each security you hold, we will pay you your Principal Amount plus the Coupon, if any, due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon. The Coupon is equal to the Principal Amount multiplied by the relevant Coupon Rate. For any Coupon Payment Date, (1) if a Trigger Event has not occurred for the relevant Observation Period, then the Coupon Rate will be the greater of (a) the Reference Return as of the related Coupon Valuation Date and (b) zero; or (2) if a Trigger Event has occurred for such Observation Period, then the Coupon Rate will be equal to the Rebate Coupon.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, National Association will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, National Association.

Reference Sponsor

Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with 100% principal protection, if held to maturity, and the potential to receive an annual Coupon based on the potentially positive performance of the Reference Asset up to the relevant Barrier.

▶ You believe the Reference Return will be positive on the Coupon Valuation Dates by an amount sufficient to provide you with a satisfactory return on your investment and that the Official Closing Level will not be greater than the relevant Barrier during any Observation Period.

▶ You are comfortable receiving only the Principal Amount of your securities at maturity if the Reference Return for each Coupon Payment Date is less than or equal to zero and the Official Closing Level of the Reference Asset has not breached the relevant Barrier during any Observation Period.

▶ You are willing to invest in the securities based on the Barriers indicated herein which may limit your Coupon on any Coupon Payment Date.

▶ You are willing to accept an annual Coupon on any Coupon Payment Date of at least 0.75% but no more than 1.00% of the Principal Amount if a Trigger Event occurs during the relevant Observation Period.

▶ You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the level of the Reference Asset will decrease or remain constant over the term of the securities.

▶ You are unwilling to receive only the Principal Amount of your securities at maturity if the Reference Return for each Coupon Payment Date is less than or equal to zero and the Official Closing Level of the Reference Asset has not breached the relevant Barrier during any Observation Period.

▶ You are unwilling to accept an annual Coupon on any Coupon Payment Date of at least 0.75% but no more than 1.00% of the Principal Amount if a Trigger Event occurs during the relevant Observation Period.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks included in the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of each annual Coupon is uncertain and could be zero.

If a Trigger Event has not occurred with respect to a Coupon Payment Date, you will receive a Coupon on such Coupon Payment Date based on the Reference Return, subject to the minimum Coupon Rate of zero and a maximum Coupon Rate equal to the applicable Barrier. Under such circumstance, a negative Reference Return will cause the Coupon Rate for the applicable Coupon Payment Date to be equal to zero. If a Trigger Event has occurred with respect to a Coupon Payment Date, the Coupon Rate for such Coupon Payment Date will equal the Rebate Coupon of between 0.75% to 1.00%. The actual Rebate Coupon will be determined on the Pricing Date. As such, each annual Coupon may be equal to the minimum Coupon Rate of 0.00%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual yield to maturity of the notes as compared to other investment alternatives.

Your ability to receive a Coupon based on the Reference Return may terminate at any time during the relevant Observation Period.

There is a risk that the Official Closing Level increases, as compared to the Initial Level by a percentage that is more than the applicable Barrier. In such case, a Trigger Event will occur and you will receive on the relevant Coupon Payment Date a Coupon of at least $7.50 but no more than $10.00 per $1,000 Principal Amount security. As such, if a Trigger Event occurs, you will not participate in any appreciation of the Reference Asset during such Observation Period and will instead receive a Coupon of at least $7.50 but no more than $10.00 on the relevant Coupon Payment Date. The actual Rebate Coupon will be determined on the Pricing Date.

The securities are subject to the credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset. Any such actions could affect the value of the securities.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

There are risks associated with small capitalization stocks.

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

Tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the closing levels of the Reference Asset at any time. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the examples below is not the actual Initial Level of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or return on the securities. With respect to the securities, the Principal Amount plus the Coupons, if any, may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the following examples have been rounded for ease of analysis.

The table below illustrates the coupons on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the securities.

The following examples assume the following:

▸ Principal Amount: $1,000
▸ Hypothetical Initial Level*:   560.00
▸ Hypothetical Rebate Coupon*:   0.88% (the midpoint of the expected range of between 0.75% to 1.00%)
▸ Barrier: 15.00% for the first Observation Period, 20.00% for the second Observation Period and 30.00% for the third Observation Period.

* The actual Initial Level and actual Rebate Coupon will be determined on the Pricing Date.

Hypothetical Official Closing Level	Hypothetical Reference Return	Hypothetical Coupon Rate for the First Coupon Payment Date		Hypothetical Coupon Rate for the Second Coupon Payment Date		Hypothetical Coupon Rate for the Third Coupon Payment Date	
		Trigger Event Has Occurred[1]	Trigger Event Has Not Occurred[2]	Trigger Event Has Occurred[1]	Trigger Event Has Not Occurred[2]	Trigger Event Has Occurred[1]	Trigger Event Has Not Occurred[2]
1120.00	100.00%	0.88 %	N/A	0.88 %	N/A	0.88 %	N/A
1008.00	80.00%	0.88 %	N/A	0.88 %	N/A	0.88 %	N/A
896.00	60.00%	0.88 %	N/A	0.88 %	N/A	0.88 %	N/A
784.00	40.00%	0.88 %	N/A	0.88 %	N/A	0.88 %	N/A
728.00	30.00%	0.88 %	N/A	0.88 %	N/A	0.88 %	30.00%
672.00	20.00%	0.88 %	N/A	0.88 %	20.00%	0.88 %	20.00%
644.00	15.00%	0.88 %	15.00%	0.88 %	15.00%	0.88 %	15.00%
616.00	10.00%	0.88 %	10.00%	0.88 %	10.00%	0.88 %	10.00%
588.00	5.00%	0.88 %	5.00%	0.88 %	5.00%	0.88 %	5.00%
560.00	0.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
532.00	-5.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
504.00	-10.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
448.00	-20.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
392.00	-30.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
336.00	-40.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
224.00	-60.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
112.00	-80.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%
0.00	-100.00%	0.88 %	0.00%	0.88 %	0.00%	0.88 %	0.00%

[1] The Official Closing Level has increased, as compared to the Initial Level, by a percentage that is more than the relevant Barrier on at least one day during the relevant Observation Period.

[2] The Official Closing Level is below the Initial Level or increased, as compared to the Initial Level, by a percentage that is equal to or less than the related Barrier on every day during the relevant Observation Period.

The following examples indicate the Coupon Rate that would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: A Trigger Event has not occurred during any of the Observation Periods and the Reference Return is positive on all three Coupon Valuation Dates.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
10.00%	10.00%
15.00%	15.00%
20.00%	20.00%

In example 1, because a Trigger Event has not occurred during any of the Observation Periods and the Reference Return is positive on all three Coupon Valuation Dates, the Coupon Rate for each year is equal to the relevant Reference Return on each Coupon Valuation Date.

Example 2: A Trigger Event has occurred during the second and third Observation Periods and the Reference Return is positive in on all three Coupon Valuation Dates.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
10.00%	10.00%
30.00%	0.88%
20.00%	0.88%

In example 2, because a Trigger Event occurred during the second and third Observation Periods, the Coupon Rate for the second and third Coupon Payment Date will be equal to the hypothetical Rebate Coupon of 0.88%. However, because a Trigger Event did not occur during the first Observation Period and the Reference Return on the first Coupon Valuation Date is positive, the Coupon Rate for the first Coupon Payment Date will equal 10.00% which is the Reference Return on the first Coupon Valuation Date.

Example 3: A Trigger Event does not occur during any of the Observation Periods and the Reference Return is negative on the first Coupon Valuation Date but positive in the second and third Coupon Valuation Date.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
-5.00%	0.00%
10.00%	10.00%
15.00%	15.00%

In example 3, because a Trigger Event never occurred during the second and third Observation Periods and the Reference Returns on the second and third Coupon Valuation Dates are positive, the respective Coupon Rate on the second and third Coupon Payment Dates will equal the Reference Return on such relevant Coupon Valuation Date. With respect to the first Coupon Payment Date, a Trigger Event never occurred during the first Observation Period and the Reference Return on the first Coupon Valuation Date is negative. Therefore, the applicable Coupon Rate will equal 0.00%.

Example 4: A Trigger Event occurs only during the first Observation Period and the Reference Return is positive on the first and third Coupon Valuation Date but negative on the second Coupon Valuation Date.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
20.00%	0.88%
-10.00%	0.00%
15.00%	15.00%

In example 4, because a Trigger Event occurred during the first Observation Period, the Coupon Rate for the first Coupon Payment Date will equal the hypothetical Rebate Coupon of 0.88%. With respect to the second Coupon Payment Date, a Trigger Event did not occur during the second Observation Period and the Reference Return on the second Coupon Valuation Date is negative. Therefore, the Coupon Rate for the second Coupon Payment Date will equal 0.00%. With respect to the Coupon Rate for the third Coupon Payment Date, because a Trigger Event did not occur and the Reference Return on the third Coupon Valuation Date is positive, the Coupon Rate will equal 15.00% which is the Reference Return on the third Coupon Valuation Date.

Example 5: A Trigger Event has occurred during all three Observation Periods and the Reference Return is negative on all three Coupon Valuation Dates.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
-5.00%	0.88%
-10.00%	0.88%
-10.00%	0.88%

In example 5, because a Trigger Event has occurred during all three Observation Periods, the Coupon Rate for all three Coupon Payment Dates will equal the hypothetical Rebate Coupon of 0.88% in spite of a negative Reference Return on all three Coupon Valuation Dates.

Example 6: A Trigger Event has not occurred during any of the Observation Periods and the Reference Return is negative on all three Coupon Valuation Dates.

Hypothetical Reference Return on the Relevant Coupon Valuation Date	Hypothetical Coupon Rate
-5.00%	0.00%
-15.00%	0.00%
-20.00%	0.00%

In example 6, because a Trigger Event has not occurred during any of the Observation Periods and the Reference Return on all three Coupon Valuation Dates is negative, the Coupon Rate for all three Coupon Payment Dates will equal 0.00%.

THE RUSSELL 2000® INDEX ("RTY")

Description of the RTY

The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index, representing approximately 10% of the total market capitalization of that index. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership.

The top 5 industry groups by market capitalization as of 1/29/10 were: Financial Services, Technology, Consumer Discretionary, Health Care and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" on page US1-6 of the accompanying underlying supplement no. 1.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the monthly historical closing levels from January 31, 2005 through February 10, 2010. The closing level for the RTY on February 10, 2010 was 595.82. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the RTY Closing Levels on the Valuation Dates.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this term sheet and will receive underwriting discounts and commissions of between 0.00% and 0.75%, or between $0.00 and $7.50, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may re-allow up to the full amount of the selling concession per $1,000 Principal Amount of securities on sales of such securities by other brokers or dealers and may pay referral fees to other broker-dealers of up to 0.75%, or $7.50, per $1,000 Principal Amount of securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. We intend to treat the securities as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the securities, you agree to treat the securities as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin llp, special U.S. tax counsel to us, it is reasonable to treat the securities as contingent payment debt instruments. Assuming the securities are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though the actual coupon payment made with respect to the securities during a taxable year may differ from the amount of OID that must be accrued during that taxable year.

Based on the factors described in the section, "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the securities, we have estimated that the comparable yield of the securities, solely for U.S. federal income tax purposes, will be 1.90% per annum (compounded annually). In addition, we have computed a "projected payment schedule" that produces the comparable yield and includes the projected amount of the coupon payments.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a security for $1,000, and holds the security until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the securities in each year:

Year	OID
2011	$19.00
2012	$19.00
2013	$19.05

However, if the actual amount of a coupon payment in a taxable year is different from the amount reflected in the projected payment schedule, a U.S. holder is required to make an adjustment in its original issue discount accrual when such amount is paid. Adjustments arising from coupon payments that are greater than the projected amounts of those payments are referred to as "positive adjustments"; adjustments arising from coupon payments that are less than the projected amounts are referred to as "negative adjustments." Any positive adjustment for a taxable year is treated as additional original issue discount income of the U.S. holder. Any negative adjustment reduces any original issue discount on the security for the taxable year that would otherwise accrue. Any excess is then treated as a current-year ordinary loss to the U.S. holder to the extent of original issue discount accrued in prior years. The balance, if any, is treated as a negative adjustment in subsequent taxable years. To the extent that it has not previously been taken into account, an excess negative adjustment reduces the amount realized upon a sale, exchange, or retirement of the security.

U.S. holders should also note that the actual comparable yield may be different than as provided in this summary depending upon market conditions on the date the securities are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule, as determined by us, by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the securities. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the securities.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a security. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

Free Writing Prospectus

Underlying Supplement No. 1

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Barrier Multi-Coupon Securities Linked To The Russell 2000® Index

February 12, 2010

FREE WRITING PROSPECTUS